SEC MAIL PROCESSING SECTION
RECEIVED
MAR 22 2011
WASH. D.C.
189

UNI
SECURITIES AND
Washing

11021489

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exeter Plaza, 699 Boylston Street, 7th Floor
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony S. Diamos - (404) 303-8840 ext. 201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

464 Hillside Avenue, Suite 202	Needham Heights,	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony S. Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BENGIE MAR S DIAMOS
NOTARY PUBLIC
MY COMMISSION EXPIRES FEBRUARY 15, 2014
FORSYTH COUNTY, GEORGIA

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2010 and 2009

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2010 and 2009

BOSTONIA GLOBAL SECURITIES LLC

Financial Statements

For the Years Ended December 31, 2010 and 2009

Contents — ***Page(s)***

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditors' Report

To the Members of
Bostonia Global Securities LLC
Boston, Massachusetts

We have audited the accompanying balance sheet of Bostonia Global Securities LLC as of December 31, 2010 and 2009, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2010 and 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Income Statement Schedule and the Computation of Net Capital is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC
Needham Heights, Massachusetts
February 23, 2011

BOSTONIA GLOBAL SECURITIES LLC
Balance Sheet
As of December 31, 2010 and 2009

	2010	2009
ASSETS		
Current assets:		
Cash-unrestricted	$ 962,798	$1,312,435
Cash-restricted	109,770	-
Security deposit	151	151
CRD deposit	695	-
Deposit account, clearing broker	100,000	100,000
Prepaid insurance	30,805	-
Note receivable – employee	-	8,939
Total current assets	1,204,219	1,421,525
Property and equipment, net	111,287	21,054
Other assets:		
Investments	60,000	60,000
Total other assets	60,000	60,000
Total Assets	$1,375,506	$1,502,579
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ -	$ 2,010
Accrued expenses	12,970	23,746
Total current liabilities	12,970	25,756
Members' equity:		
Membership units	87,500	87,500
Accumulated capital	1,275,036	1,389,323
Total members' equity	1,362,536	1,476,823
Total Liabilities and Members' Equity	$1,375,506	$1,502,579

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC
Statement of Income
For the Years Ended December 31, 2010 and 2009

	2010	2009
Net revenue	$17,442,275	$8,219,094
Operating expenses	7,936,327	2,857,711
Net income	$ 9,505,948	$5,361,383

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC
Statement of Members' Equity
For the Years Ended December 31, 2010 and 2009

	Membership Units	***Accumulated Capital***	***Total Members' Equity***
Balance at December 31, 2008	$ 87,500	$ 945,852	$ 1,033,352
Net income	-	5,361,383	5,361,383
Members' capital distributions	-	(4,917,912)	(4,917,912)
Balance at December 31, 2009	87,500	1,389,323	1,476,823
Net income	-	9,505,948	9,505,948
Members' capital distributions	-	(9,620,235)	(9,620,235)
Balance at December 31, 2010	$ 87,500	$ 1,275,036	$ 1,362,536

See Accompanying Notes to Financial Statements

BOSTONIA GLOBAL SECURITIES LLC

Statement of Cash Flows

For the Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$9,505,948	$5,361,383
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	6,632	11,524
Amortization	372	558
(Increase) decrease in operating assets:		
Other current assets	(31,500)	-
Note receivable, Bostonia Partners LLC	-	6,697
Note receivable, employee	8,939	(8,939)
Reserve account, clearing broker	-	68
Increase (decrease) in operating liabilities:		
Accounts payable	(2,010)	(12,487)
Accrued expenses	(10,776)	8,139
Net Cash Provided by Operating Activities	9,477,605	5,366,943
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(97,237)	(7,933)
Net Cash Used in Investing Activities	(97,237)	(7,933)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(9,620,235)	(4,917,912)
Net Cash Used in Financing Activities	(9,620,235)	(4,917,912)
Net (Decrease) Increase in Cash	(239,867)	441,098
Cash at Beginning of Year	1,312,435	871,337
Cash at End of Year		
Unrestricted	962,978	1,312,435
Restricted	109,770	-
	$1,072,568	$1,312,435

See Accompanying Notes to Financial Statements

1. Nature of Business

Bostonia Global Securities LLC (the "Company") is a broker/dealer regulated under the laws of the United States of America located in Boston, Massachusetts. The Company specializes in the private placement of debt securities.

2. Summary of Significant Accounting Policies

FASB Accounting Standards Codification
Effective for periods ending after September 15, 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("The Codification"). "The Codification" supersedes all prior accounting pronouncements and is now the singular source of authoritative U.S. accounting and reporting standards for non-governmental entities. This change by the FASB did not change GAAP, and did not have a material effect on the Company's financial statements.

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Restricted Cash
Restricted cash consists of a bank certificate of deposit held as collateral for a standby letter of credit. The standby letter of credit secures the operating lease discussed in Note 6. As of December 31, 2010. the restricted cash amount is $109,770.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes
The Company is organized as a Limited Liability Company (LLC). Under the provisions of the Internal Revenue Code, a single-member LLC is treated as a Sole Proprietorship for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company is includable in the Member's individual income tax returns.

2. *Summary of Significant Accounting Policies (continued)*

Income Taxes (continued)
The Company adopted the provisions of FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, on January 1, 2008. There was no impact to the Company's financial statements as a result of the implementation of FIN 48.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising
The company records expenses for advertising when the liability is incurred. The amounts expensed for the years ended December 31, 2010 and 2009 are $5,150 and $30, respectively.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2010	2009
Furniture and fixtures	7 or 10 years	$ 13,734	$ 13,735
Computer equipment	5 or 10 years	55,381	39,066
Office equipment	5 years	18,697	18,697
Software	3 years	1,675	1,675
Leasehold improvements	40 years	80,922	-
		170,409	73,173
Less accumulated depreciation		(59,122)	(52,119)
		$ 111,287	$ 21,054

Depreciation and amortization expense totaled $7,004 and $12,082 for the years ended December 31, 2010 and 2009, respectively.

4. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the years ended December 31, 2010, and 2009, the Company had net capital of $1,159,598 and $1,373,059 respectively, which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.01 to 1 and 0.02 to 1, respectively.

5. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.

- Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2010 and 2009, a computation of reserve requirement is not applicable to Bostonia Global Securities, LLC, as the company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

- Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3:

  As of December 31, 2010 and 2009, information relating to possession or control requirements is not applicable to Bostonia Global Securities, LLC, as the company qualifies for exemption under SEC 15c3-3(k)(2)(ii).

- A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

- A copy of the SIPC Supplement Report.

- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

6. *Commitments*

Lease Commitments
The Company leased office facilities at 264 Beacon Street, Boston, MA under an operating lease agreement that expired at October 14, 2010. Beginning October 15, 2010, the Company leased new office facilities at One Exeter Plaza, Boston, MA, under an operating lease agreement that expires on October 15, 2017. This lease is secured by a standby letter of credit. The Company's annual future minimum payments required under this lease are as follows:

2011	$ 198,823
2012	211,968
2013	217,856
2014	217,856
2015	223,744
Thereafter	453,376
Total	$1,523,623

Rental expense under operating leases was approximately $48,808 and $46,821 for the years ended December 2010 and 2009, respectively.

Fully Disclosed Correspondent Clearing Agreement
During 2005, the Company entered into a fully disclosed correspondent clearing agreement with another broker-dealer (the "clearing firm"). The agreement provides, among other things, that the clearing firm will act as the securities clearing firm for the Company. The agreement also required the Company to deposit $100,000 in a reserve account with the clearing firm as a security deposit to be refunded at the termination of the agreement. During 2010 and 2009, net clearing service fees were $5,995 and $6,788, respectively.

7. *Subsequent Events*

The Company has evaluated subsequent events through February 23, 2011, the date on which the financial statements were available to be issued.

8. Concentrations

The Company maintains substantially all of its cash at financial institutions in bank accounts that at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

9. Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A -5 as of December 31, 2010 and 2009

Reconciliation with company's computation of net capital included in part IIA of Form X-17A-5 consisted of the following as of December 31, 2010 and 2009:

	2010	2009
Net capital as reported in company's part IIA Un-audited FOCUS report	$1,163,348	$1,373,560
Audit adjustments:		
Accrued accounting fee adjustment	(3,750)	(500)
Adjusted net capital	$1,159,598	$1,373,060

BOSTONIA GLOBAL SECURITIES LLC

Income Statement Schedule

For the Years Ended December 31, 2010 and 2009

	2010	2009
REVENUE		
Commissions income	$17,442,262	$8,218,875
Other income	13	219
Total revenue	$17,442,275	$8,219,094
OPERATING EXPENSES:		
Accounting expense	50,396	19,161
Advertising	5,150	30
Amortization	372	558
Bank service charges	15,579	12,597
Commissions	5,613,684	1,380,077
Depreciation	6,632	11,524
Dues and subscriptions	86,132	71,628
Education and training	445	881
Insurance	122,832	153,440
Legal and professional fees	197,417	173,081
License and registration	5,700	22,605
Meals and entertainment	10,564	21,666
Office supplies and expense	64,648	59,262
Payroll taxes	62,716	39,367
Postage and delivery	1,024	1,797
Rent	48,808	46,821
Regulatory	32,244	6,327
Salaries and wages	1,556,090	790,186
Telephone and internet	24,700	18,995
Travel and lodging	28,313	24,646
Utilities	2,881	3,062
Total operating expenses	$ 7,936,327	$2,857,711

See Independent Auditor's Report

BOSTONIA GLOBAL SECURITIES LLC
Computation of Net Capital
As of December 31, 2010 and 2009

	2010	2009
Total assets	$1,375,506	$1,502,579
Total liabilities	12,970	25,756
Net worth	1,362,536	1,476,823
Non-allowable assets	(202,938)	(103,764)
Net capital	1,159,598	1,373,059
Minimum net capital	5,000	5,000
Excess net capital	$1,154,598	$1,368,059

See Independent Auditor's Report

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c 3-3

To the Members of
Bostonia Global Securities LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Bostonia Global Securities LLC as of and for the years ended December 31, 2010 and 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation

of financial statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 and 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sullivan & Associates, LLC

Needham Heights, Massachusetts
February 23, 2011

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Agreed Upon Procedures - SIPC-7

To the Board of Directors of
Bostonia Global Securities LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Bostonia Global Securities, LLC and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Bostonia Global Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Bostonia Global Securities, LLC's management is responsible for Bostonia Global Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the list assessment payments in Form SIPC-7 with respective cash disbursement records entries for general assessment noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no difference;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified partied listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rogers Suleski & Associates, LLC

Needham Heights, MA 02494
February 23, 2011